Filed by I.Q. Biometrix, Inc. Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-6
                                      Under the Securities Exchange Act of 1934
                                          Subject Company: I.Q. Biometrix, Inc.
                                                   Commission File No.: 0-24001



               IQ BIOMETRIX AND WHERIFY WIRELESS ANNOUNCE MERGER

COMBINED COMPANY TO BE A GLOBAL LEADER IN HOMELAND SECURITY, LAW ENFORCEMENT AND
                             WIRELESS GPS TRACKING

Fremont and Redwood Shores, California: April 15, 2004 - IQ Biometrix, Inc. (OTC: IQBM.BB) and Wherify Wireless, Inc. of Redwood Shores, California today announced that they have entered into a definitive agreement and plan of merger. Under the Agreement, Wherify will become a wholly-owned subsidiary of IQ Biometrix in a tax-free reorganization. IQ Biometrix as the surviving entity will change its name to Wherify Wireless, Inc.

William Scigliano, the President and CEO of IQ Biometrix said: "The mission of IQ Biometrix is to provide systems and solutions to protect people, property and the homeland. This merger marks a significant advancement in accomplishing our goals. We look forward to working with our friends at Wherify in building a leading company in worldwide security and public safety systems."

Timothy Neher, the President and CEO of Wherify Wireless Inc said: "Our technological breakthroughs and our network of strategic partners has made the integration of satellite positing, global tracking and two way communications both possible and affordable. Our merger with IQ Biometrix will accelerate our strategic plan and allow us to capitalize on their penetration of the law enforcement industry. We look forward to robust growth."

The proposed transaction, which has been unanimously approved by the boards of directors of both companies, is a continuation of IQ Biometrix's growth strategy. The proposed merger with Wherify is expected to increase the critical mass of IQ Biometrix's business, diversify its customer base, and provide additional cash resources.

Terms of the Acquisition

The boards of Wherify and IQ Biometrix expect the transaction to be completed as promptly as practicable after the satisfaction of certain conditions, including, but not limited to, Wherify's execution of a reseller, distribution or similar agreement with a nationally recognized company covering Wherify's products. The transaction is also subject to 90% of the shareholders of Wherify who hold .5% or more of Wherify Capital Stock executing a lock-up agreement with respect to the shares of IQ Biometrix to be received in the transaction and the requirement that IQ Biometrix have at least $4 million in cash or cash equivalents on its balance sheet, and other customary closing conditions. Consummation of the transaction is also subject to approval of the transaction by the shareholders of both companies. IQ Biometrix will also seek a fairness opinion prior to submitting the proposal to its stockholders

At closing of the proposed transaction, IQ Biometrix expects to issue approximately 32 million shares of its common stock taking into account a one-for-four reverse stock split of the outstanding common stock of IQ Biometrix but excluding employee stock options of both companies, to the Wherify shareholders as consideration for the proposed acquisition.

At closing, for every share of Wherify capital stock held as of the record date, it is anticipated that each Wherify shareholder will receive approximately 4 shares of IQ Biometrix common stock based on the current capitalization of IQ Biometrix and Wherify, and assuming a one-for-four reverse stock split of the outstanding common stock of IQ Biometrix but excluding employee stock options of both companies. In addition, IQ Biometrix will assume outstanding Wherify stock options for the purchase of approximately 700,000 shares, which shall be converted into the right to receive IQ Biometrix shares on the same exchange basis. Following completion of the transaction, the current shareholders of IQ Biometrix and Wherify will own approximately 20% and 80% of the combined company, respectively.

Important Additional Information will be filed with the Securities Exchange Commission

IQB plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and IQB and Wherify plan to file with the SEC and mail to the shareholders of Wherify and the stockholders of IQB, a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about IQB, Wherify, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. This summary of this transaction is qualified in its entirety by the Agreement and Plan of Merger to be filed by IQ Biometrix pursuant to an 8-K filing with the SEC.

About Wherify Wireless, Inc:

Wherify Wireless, Inc. is a privately-held developer of patented wireless location products and services. Its products and services are used specifically for child safety, parental supervision, personal protection, Alzheimer and memory loss supervision, law enforcement, animal identification and property asset tracking. The company's proprietary integration of the US Government's Global Positioning System (GPS), Wherify's patented back-end location service, and wireless communication technologies will enable customers to obtain real-time location information for individuals and property directly through the Internet or any phone. Wherify Wireless, founded in March 1998, is located in Redwood Shores, California. For more information or to purchase Wherify's products, visit the Company's website at www.wherifywireless.com

About IQ Biometrix Inc:

IQ Biometrix, Inc. (IQBM) provides law enforcement and security technology solutions for government and private industry. IQ Biometrix, an innovative California-based company is a leading provider of facial composite technology for law enforcement agencies in North America. FACES(TM) is currently used by thousands of policing agencies worldwide, including the Central Intelligence Agency and the Federal Bureau of Investigation. IQBM is currently developing new applications based on this foundation technology tailored to meet the needs of national, business and personal security. Its solutions practice is focused on integrating IQBM and partner technologies to provide customized responses to client needs. Further information about IQBM can be found at www.iqbiometrix.com.

Statements in this press release regarding the proposed transaction between IQB and Wherify, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about IQB or Wherify managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of IQB to successfully integrate Wherify's operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, possible disruption in IQB's or Wherify's commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, expansion of our business operations, quarterly variations in results, intellectual property issues and the other factors described in IQB's Annual Report on Form 10-KSB for the year ended June 30, 2003, as amended and IQB's most recent quarterly reports on Form 10-QSB submitted to the SEC. IQB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

This press release is not an offer to sell, or a solicitation of an offer to buy, any ordinary shares in IQB.

CONTACT:

Mike Walsh, CFO
IQ Biometrix, Inc.
888-321-5553

Bob Stern, Director Of Corporate Communications
Wherify Wireless, Inc
650-551-5271

Liviakis Financial Communications
John Liviakis
415-389-4670